Exhibit 99

May 06, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Receipt of approval from the Reserve Bank of India (“RBI”) to HDFC Bank Limited (“Bank”) for making investment in ICICI Bank Limited (“ICICI”) and Kotak Mahindra Bank Limited (“Kotak”)

We wish to inform you that the RBI vide its letters dated May 6, 2026, has given its approval to the Bank (being promoter / sponsor of its group entities viz. HDFC Mutual Fund, HDFC Life Insurance Company Limited, HDFC ERGO General Insurance Company Limited, HDFC Pension Fund Management Limited and HDFC Securities Limited) to acquire “aggregate holding” of up to 9.95% of the paid-up share capital or voting rights in ICICI and Kotak.

We further wish to inform you that the said approval is valid for a period of one year from the date of RBI’s letter, i.e., till May 5, 2027. Further the Bank needs to ensure that the “aggregate holding” in ICICI and Kotak does not exceed 9.95% of the paid-up share capital or voting rights of ICICI and Kotak, at all times.

Kindly note that as per the Reserve Bank of India (Commercial Banks – Acquisition and Holding of Shares or Voting Rights) Directions, 2025 (“RBI Directions”), ‘aggregate holding’ includes shareholding by the Bank, body corporate under the same management/ control, mutual funds, trustees, promoter group entities, etc. In view of the same, whilst the Bank does not intend to invest in ICICI and Kotak, since the “aggregate holding” of Bank group entities is likely to exceed the prescribed limit of 5%, an application seeking approval of RBI for increase in investment limits was made. Further, since the RBI Directions are applicable to the Bank, the Bank had made the applications to RBI on behalf of the group entities, on January 23, 2026.

Please also note that the above investments by HDFC Bank group entities are in the normal course of business of the respective group entities.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight